Exhibit 4.2

DESCRIPTION OF THE REGISTRANT’S SECURITIES REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

PharmaCyte Biotech, Inc. (“PharmaCyte” or the “Company”) has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (“Exchange Act”): common stock, $0.0001 par value per share (“Common Stock”). The Company’s Common Stock has been approved for listing on The Nasdaq Stock Market LLC.

Description of Common Stock

The following is a description of the rights of Common Stock and related provisions of the Company’s Amended Articles of Incorporation (“Articles”) and Amended Bylaws (“Bylaws”) and applicable Nevada law. This description is qualified in its entirety by, and should be read in conjunction with, the Articles, Bylaws and applicable Nevada law.

Capital Stock

As of July 12, 2021, our authorized capital stock consists of 33,333,334 shares of Common Stock, of which 1,611,671 (subject to adjustment based on issuances of additional shares as applicable due to the rounding up of fractional shares resulting from the Company’s July 12, 2021, 1:1,500 reverse stock split) shares were issued and outstanding, and 10,000,000 shares of preferred stock, par value $0.0001 per share, of which no shares were issued and outstanding.

Common Stock

Holders of our Common Stock are entitled to one vote for each share issued and outstanding held on all matters to be voted upon by the stockholders. Our shares of Common Stock have no preemptive, conversion, or redemption rights. The rights, preferences, and privileges of the holders of Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock we may issue in the future. Upon the sale of substantially all of our stock or assets or dissolution, liquidation or winding up, and after all liquidation preferences payable to any series of preferred stock entitled thereto have been satisfied, our remaining assets shall be distributed to all holders of Common Stock and any similarly situated stockholders who are not entitled to any liquidation preference or, if there be an insufficient amount to pay all such stockholders, then ratably among such holders. All of our issued and outstanding shares of Common Stock are fully paid and non-assessable. The holders of shares of our Common Stock will be entitled to such dividends and other distributions in cash, stock or property from our assets or funds legally available for such purposes as may be declared from time to time by our board of directors (“Board”).

Our Common Stock is quoted on OTCQB under the symbol “PMCB.” Our Common Stock has been approved for listing on the The Nasdaq Stock Market LLC under the symbol “PMCB” and is expected to begin trading on August 10, 2021. American Stock Transfer & Trust Company LLC is the transfer agent and registrar for our Common Stock.

Anti-Takeover Effects of Nevada Law

The “business combination” provisions of Sections 78.411 to 78.444, inclusive, of the Nevada Revised Statutes (“NRS”), generally prohibit a Nevada corporation with at least 200 stockholders of record from engaging in various “combination” transactions with any interested stockholder for a period of two years after the date of the transaction in which the person became an interested stockholder, unless the transaction is approved by the Board prior to the date the interested stockholder obtained such status or the combination is approved by the Board and thereafter is approved at a meeting of the stockholders by the affirmative vote of stockholders representing at least 60% of the outstanding voting power held by disinterested stockholders, and extends beyond the expiration of the two-year period, unless:

•	the combination was approved by the Board prior to the person becoming an interested stockholder or the transaction by which the person first became an interested stockholder was approved by the Board before the person became an interested stockholder or the combination is later approved by a majority of the voting power held by disinterested stockholders; or

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•	if the consideration to be paid by the interested stockholder is at least equal to the highest of: (i) the highest price per share paid by the interested stockholder within the two years immediately preceding the date of the announcement of the combination or in the transaction in which it became an interested stockholder, whichever is higher, (ii) the market value per share of common stock on the date of announcement of the combination and the date the interested stockholder acquired the shares, whichever is higher, or (iii) for holders of preferred stock, the highest liquidation value of the preferred stock, if it is higher.

A “combination” is generally defined to include mergers or consolidations or any sale, lease exchange, mortgage, pledge, transfer, or other disposition, in one transaction or a series of transactions, with an “interested stockholder” having: (i) an aggregate market value equal to 5% or more of the aggregate market value of the assets of the corporation, (ii) an aggregate market value equal to 5% or more of the aggregate market value of all outstanding shares of the corporation, (iii) 10% or more of the earning power or net income of the corporation, and (iv) certain other transactions with an interested stockholder or an affiliate or associate of an interested stockholder.

In general, an “interested stockholder” is a person who, together with affiliates and associates, owns (or within two years, did own) 10% or more of a corporation’s voting stock. The statute could prohibit or delay mergers or other takeover or change in control attempts and, accordingly, may discourage attempts to acquire us even though such a transaction may offer our stockholders the opportunity to sell their stock at a price above the prevailing market price.

The provisions of Nevada law could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of our Common Stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in the composition of our Board and management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

In addition, the NRS provides for statutes, Sections 78.378 to 78.3793, inclusive, of the NRS, that limit the voting rights of the acquisition of a “controlling interest” defined to occur at three ownership thresholds of one-fifth, one-third and a majority of the corporation’s voting power. Although our Articles of Incorporation have not opted out of these statutes, the limitations on voting rights apply only to a corporation with 200 or more stockholders of record, at least 100 of whom have addresses in the State of Nevada appearing on the corporation’s stock ledger during the 90 days immediately preceding the date of the acquisition.

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